Exhibit 99.1

JOYY Reports First Quarter 2023 Unaudited Financial Results

Singapore, May 31, 2023 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global technology company, today announced its unaudited financial results for the first quarter of 2023.

First Quarter 2023 Financial Highlights1

● Net revenues were US$583.6 million, compared to US$623.8 million in the corresponding period of 2022.

● Net income attributable to controlling interest of JOYY2 was US$28.0 million, compared to net loss of US$27.5 million in the corresponding period of 2022.

● Non-GAAP net income attributable to controlling interest and common shareholders of JOYY3 was US$49.9 million, compared to US$20.9 million in the corresponding period of 2022.

First Quarter 2023 Operational Highlights

● Average mobile MAUs of Bigo Live increased by 19.0% to 37.7 million from 31.7 million in the corresponding period of 2022.

● Average mobile MAUs of Likee decreased by 27.4% to 44.9 million from 61.8 million in the corresponding period of 2022, primarily due to reduced spending on user acquisition via advertisement.

● Average mobile MAUs of Hago decreased by 36.5% to 5.9 million from 9.3 million in the corresponding period of 2022, primarily due to reduced spending on user acquisition via advertisement.

● Global average mobile MAUs4 decreased by 0.7% to 272.9 million from 274.7 million in the corresponding period of 2022, primarily due to the decrease in average mobile MAUs of Likee and Hago, partially offset by the continued MAUs growth of Bigo Live.

● Total number of paying users of BIGO (including Bigo Live, Likee and imo)5 increased by 7.8% to 1.57 million from 1.45 million in the corresponding period of 2022.

● Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)6 decreased to US$244.8 from US$305.7 in the corresponding period of 2022.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “Despite near-term uncertainties in macro environments, we remain committed to our strategic priorities and delivered solid results in the first quarter. Continued cultivation of diverse, premium content and effective localized operational activities boosted user engagement and drove progress in user base expansion. In the first quarter, our global average mobile MAUs resumed sequential growth, increasing by 1.9% quarter over quarter to 272.9 million. Notably, Bigo Live sustained double-digit user growth for the fourth consecutive quarter and grew its MAUs by 19.0% year over year. At the same time, we continued to prioritize high-quality growth and improve our operating efficiency, and further improved our profitability at the group level.”

“Harnessing our global technological and localized operational capabilities continues to be our top priority and fundamental to our global business success. We will continue to cultivate our global user community and provide exceptional interactive experiences to our users through product innovation, diverse content and localized offerings. With our robust financial position, we are confident that we are well-placed to seize long-term growth opportunities and generate sustainable shareholder value.”

First Quarter 2023 Financial Results

NET REVENUES

Net revenues were US$583.6 million in the first quarter of 2023, compared to US$623.8 million in the corresponding period of 2022.

Live streaming revenues were US$520.4 million in the first quarter of 2023, compared to US$590.1 million in the corresponding period of 2022, primarily due to the decrease in the average revenue per paying user of BIGO, as global macroeconomic uncertainties and the appreciation of U.S. dollars against certain other local currencies negatively affected users’ paying activities.

Other revenues increased by 87.7% to US$63.2 million in the first quarter of 2023 from US$33.7 million in the corresponding period of 2022.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 10.3% to US$379.0 million in the first quarter of 2023 from US$422.6 million in the corresponding period of 2022. Revenue-sharing fees and content costs were US$248.1 million in the first quarter of 2023, compared to US$279.9 million in the corresponding period of 2022.

Gross profit was US$204.6 million in the first quarter of 2023, compared to US$201.2 million in the corresponding period of 2022. Gross margin improved to 35.1% in the first quarter of 2023 from 32.2% in the corresponding period of 2022, primarily due to optimization of revenue sharing cost and other operational costs.

OPERATING EXPENSES AND INCOME

Operating expenses were US$205.3 million in the first quarter of 2023, compared to US$200.6 million in the corresponding period of 2022. Among the operating expenses, sales and marketing expenses decreased to US$97.6 million in the first quarter of 2023 from US$104.4 million in the corresponding period of 2022, primarily due to the Company’s effective control over marketing expenses and optimization of overall sales and marketing strategies, as the Company reduced spending on user acquisition via advertisement and focused on monetization for Likee and Hago. Research and development expenses increased to US$75.8 million in the first quarter of 2023 from US$64.1 million in the corresponding period of 2022, primarily due to increased personnel-related expenses.

Operating income was US$2.5 million in the first quarter of 2023, compared to operating income of US$6.3 million in the corresponding period of 2022. Operating income margin was 0.4% in the first quarter of 2023, compared to operating income margin of 1.0% in the corresponding period of 2022.

Non-GAAP operating income7 was US$27.8 million in the first quarter of 2023, compared to US$33.3 million in the corresponding period of 2022. Non-GAAP operating income margin8 was 4.8% in the first quarter of 2023, compared to 5.3% in the corresponding period of 2022.

NET INCOME

Net income attributable to controlling interest of JOYY was US$28.0 million in the first quarter of 2023, compared to net loss of US$27.5 million in the corresponding period of 2022. Net income margin was 4.8% in the first quarter of 2023, compared to net loss margin of 4.4% in the corresponding period of 2022.

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY was US$49.9 million in the first quarter of 2023, compared to US$20.9 million in the corresponding period of 2022. Non-GAAP net income margin9 was 8.5% in the first quarter of 2023, compared to non-GAAP net income margin of 3.3% in the corresponding period of 2022.

NET INCOME PER ADS

Diluted net income per ADS10 was US$0.35 in the first quarter of 2023, compared to diluted net loss per ADS of US$0.41 in the corresponding period of 2022.

Non-GAAP diluted net income per ADS11 was US$0.64 in the first quarter of 2023, compared to US$0.28 in the corresponding period of 2022.

BALANCE SHEET AND CASH FLOWS

As of March 31, 2023, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$4,290.8 million. For the first quarter of 2023, net cash from operating activities was US$67.5 million.

SHARES OUTSTANDING

As of March 31, 2023, the Company had a total of 1,382.9 million common shares outstanding, representing the equivalent of 69.1 million ADSs assuming the conversion of all common shares into ADSs.

Business Outlook

For the second quarter of 2023, the Company expects net revenues to be between US$520 million and US$541 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Quarterly Dividend

The Company’s board of directors approved a quarterly dividend policy in 2020, taking the policies adopted on August 11, 2020 and November 16, 2020, respectively, as a whole, for three years commencing in the fourth quarter of 2020. Pursuant to this quarterly dividend policy, the board of directors has accordingly declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the first quarter of 2023, which is expected to be paid on July 5, 2023 to shareholders of record as of the close of business on June 21, 2023. The ex-dividend date will be June 20, 2023. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Recent Developments

Share Repurchase Program

In November 2021, the Company announced that its board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$1 billion of its shares between November 2021 and November 2022 (the “2021 Share Repurchase Program”). In November 2022, the Company’s board of directors authorized the continued usage of the unutilized quota under the 2021 Share Repurchase Program, which amounted to US$800 million then, for another 12-month period beginning from the end of November 2022. During the first quarter of 2023, the Company had repurchased US$15.7 million of its shares pursuant to the 2021 Share Repurchase Program, as amended.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Tuesday, May 30, 2023 (9:00 AM Singapore/Hong Kong Time on Wednesday, May 31, 2023). Details for the conference call are as follows:

Event Title: JOYY Inc. First Quarter 2023 Earnings Conference Call

Conference ID: #10031006

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10031006-jhq2w3.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through June 8, 2023, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10031006

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, an instant messaging product, and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in global economic and business conditions; the impact of the COVID-19 to JOYY’s business operations and the global economy; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) attributable to controlling interest of JOYY, non-GAAP net income (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) is net income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments(refers to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP net income (loss) attributable to controlling interest of JOYY is net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) attributable to common shareholders of JOYY is net income (loss) attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) attributable to non-controlling interest shareholders. After the non-GAAP adjustment, non-GAAP net income (loss) attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) per ADS is non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1 On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live business since February 8, 2021. On August 22, 2022, the Company announced that it has entered into a share subscription agreement with Shopline Corporation Limited (“Shopline”). As a result of and upon the closing of the transaction, the financial results of Shopline have been fully consolidated by the Company since September 6, 2022. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

For the avoidance of confusion, the continuing operations for the three months ended March 31, 2022, December 31, 2022 and March 31, 2023, as presented in this press release primarily consisted of BIGO, excluding YY Live.

2 Net income (loss) attributable to controlling interest of JOYY, is net income (loss) less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3 Non-GAAP net income (loss) attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$21.9 million and US$48.4 million in the first quarter of 2023 and 2022, respectively. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

4 Refers to mobile average monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5 The number of paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on platforms including Bigo Live, Likee and imo at least once during the relevant period.

6 Average revenue per user is calculated by dividing our total revenues from live streaming on platforms including Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

7 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

8 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

9 Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues.

10 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11 Non-GAAP diluted net income (loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2022	March 31, 2023
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,214,449	1,401,305
Restricted cash and cash equivalents	303,370	308,712
Short-term deposits	2,360,545	2,227,295
Restricted short-term deposits	47,741	61,772
Short-term investments	362,640	291,710
Accounts receivable, net	117,927	120,387
Amounts due from related parties	1,794	1,151
Prepayments and other current assets(1)	236,183	229,996

Total current assets	4,644,649	4,642,328

Non-current assets
Long-term deposits	-	40,000
Investments	660,404	657,672
Property and equipment, net	343,201	351,864
Land use rights, net	330,005	332,293
Intangible assets, net	398,300	382,239
Right-of-use assets, net	33,196	37,503
Goodwill	2,649,307	2,649,328
Other non-current assets	12,591	13,249

Total non-current assets	4,427,004	4,464,148

Total assets	9,071,653	9,106,476

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	56,000	54,815
Deferred revenue	86,014	88,001
Advances from customers	3,532	5,049
Income taxes payable	78,103	87,680
Accrued liabilities and other current liabilities(1)	2,360,002	2,376,481
Amounts due to related parties	3,225	3,218
Lease liabilities due within one year	12,451	13,319
Short-term loan	37,270	37,798
Convertible bonds	435,087	431,938

Total current liabilities	3,071,684	3,098,299

Non-current liabilities
Convertible bonds	401,173	404,899
Lease liabilities	21,601	24,989
Deferred revenue	9,765	10,646
Deferred tax liabilities	64,262	61,001
Other non-current liabilities	436	442

Total non-current liabilities	497,237	501,977

Total liabilities	3,568,921	3,600,276

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31 2022	March 31 2023
	US$	US$
Mezzanine equity	91,366	93,016

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 1,066,177,028 shares outstanding as of December 31, 2022; 1,317,840,464 shares issued and 1,056,409,017 shares outstanding as of March 31, 2023, respectively)	13	13
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2022 and March 31, 2023, respectively)	3	3
Treasury Shares (US$0.00001 par value; 251,663,436 and 261,431,447 shares held as of December 31, 2022 and March 31, 2023, respectively)	(655,141)	(668,137)
Additional paid-in capital	3,277,978	3,273,811
Statutory reserves	32,536	32,139
Retained earnings	2,685,063	2,676,351
Accumulated other comprehensive loss	(162,235)	(134,738)

Total JOYY Inc.’s shareholders’ equity	5,178,217	5,179,442

Non-controlling interests	233,149	233,742

Total shareholders’ equity	5,411,366	5,413,184

Total liabilities, mezzanine equity and shareholders’ equity	9,071,653	9,106,476

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The consideration received by the Company to date has recorded as advance payments received within accrued liabilities and other current liabilities.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	US$	US$	US$
Net revenues
Live streaming(1)	590,099	527,423	520,393
Others	33,681	77,486	63,235

Total net revenues	623,780	604,909	583,628

Cost of revenues(2)	(422,624)	(392,579)	(379,002)

Gross profit	201,156	212,330	204,626

Operating expenses(2)
Research and development expenses	(64,098)	(73,626)	(75,775)
Sales and marketing expenses	(104,367)	(100,812)	(97,599)
General and administrative expenses	(32,095)	(41,886)	(31,969)
Goodwill impairment	-	(14,830)	-

Total operating expenses	(200,560)	(231,154)	(205,343)

Other income	5,741	4,653	3,248

Operating income (loss)	6,337	(14,171)	2,531

Interest expenses	(3,069)	(3,182)	(3,109)
Interest income and investment income	18,219	32,020	44,135
Foreign currency exchange losses, net	(3,364)	(13,043)	(9,921)
Gain (loss) on disposal and deemed disposal of investments	1,918	2,365	(213)
(Loss) gain on fair value change of investments	(20,132)	12,532	1,285
Gain on extinguishment of debt and derivative	2,115	1,087	-

Income before income tax benefits (expenses)	2,024	17,608	34,708

Income tax benefits (expenses)	805	(4,555)	(8,158)

Income before share of loss in equity method investments, net of income taxes	2,829	13,053	26,550

Share of loss in equity method investments, net of income taxes	(35,689)	(403,105)	(6,606)

Net (loss) income	(32,860)	(390,052)	19,944

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	5,383	12,516	8,042

Net (loss) income attributable to controlling interest of JOYY Inc.	(27,477)	(377,536)	27,986

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,250)	(1,530)	(1,566)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	(1,000)	(1,000)

Net (loss) income attributable to common shareholders of JOYY Inc.	(29,727)	(380,066)	25,420

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	US$	US$	US$
Net (loss) income per ADS
—Basic	(0.41)	(5.38)	0.36
—Diluted	(0.41)	(5.38)	0.35

Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	72,881,330	70,629,666	70,451,631
—Diluted	72,881,330	70,629,666	80,846,062

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	US$	US$	US$
Mainland China	116,028	107,448	108,773
Others	474,071	419,975	411,620

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	US$	US$	US$
Cost of revenues	4,545	1,240	1,236
Research and development expenses	6,410	7,018	5,761
Sales and marketing expenses	251	306	234
General and administrative expenses	3,330	2,426	2,108

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	US$	US$	US$
Operating income (loss)	6,337	(14,171)	2,531
Share-based compensation expenses	14,536	10,990	9,339
Amortization of intangible assets from business acquisitions	12,409	16,108	15,890
Impairment of goodwill and investments	-	14,830	-

Non-GAAP operating income	33,282	27,757	27,760

Net (loss) income	(32,860)	(390,052)	19,944
Share-based compensation expenses	14,536	10,990	9,339
Amortization of intangible assets from business acquisitions	12,409	16,108	15,890
Impairment of goodwill and investments	-	14,830	-
(Gain) loss on disposal and deemed disposal of investments	(1,918)	(2,365)	213
Loss (gain) on fair value change of investments	20,132	(12,532)	(1,285)
Reconciling items on the share of equity method investments	11,143	406,073	724
Gain on extinguishment of debt and derivative	(2,115)	(1,087)	-
Interest expenses related to the convertible bonds’ amortization to face value	629	601	578
Income tax effects on non-GAAP adjustments	(4,518)	72	(2,311)

Non-GAAP net income	17,438	42,638	43,092

Net (loss) income attributable to common shareholders of JOYY Inc.	(29,727)	(380,066)	25,420
Share-based compensation expenses	14,536	10,990	9,339
Amortization of intangible assets from business acquisitions	12,409	16,108	15,890
Impairment of goodwill and investments	-	14,830	-
(Gain) loss on disposal and deemed disposal of investments	(1,918)	(2,365)	213
Loss (gain) on fair value change of investments	20,132	(12,532)	(1,285)
Reconciling items on the share of equity method investments	11,143	406,073	724
Gain on extinguishment of debt and derivative	(2,115)	(1,087)	-
Interest expenses related to the convertible bonds’ amortization to face value	629	601	578
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	2,250	2,530	2,566
Income tax effects on non-GAAP adjustments	(4,518)	72	(2,311)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(1,930)	(5,134)	(1,267)

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY Inc.	20,891	50,020	49,867

Non-GAAP net income per ADS
—Basic	0.29	0.71	0.71
—Diluted	0.28	0.65	0.64
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	72,881,330	70,629,666	70,451,631
—Diluted	83,897,416	80,812,793	80,846,062

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2023
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	446,586	73,807	-	520,393
Others	21,356	41,909	(30)	63,235

Total net revenues	467,942	115,716	(30)	583,628

Cost of revenues(2)	(293,705)	(85,327)	30	(379,002)

Gross profit	174,237	30,389	-	204,626
Operating expenses(2)
Research and development expenses	(41,212)	(34,563)	-	(75,775)
Sales and marketing expenses	(74,084)	(23,515)	-	(97,599)
General and administrative expenses	(13,701)	(18,268)	-	(31,969)

Total operating expenses	(128,997)	(76,346)	-	(205,343)

Other income	2,950	298	-	3,248

Operating income (loss)	48,190	(45,659)	-	2,531

Interest expenses	(1,463)	(2,797)	1,151	(3,109)
Interest income and investment income	9,216	36,070	(1,151)	44,135
Foreign currency exchange losses, net	(9,680)	(241)	-	(9,921)
Loss on disposal and deemed disposal of investments	-	(213)	-	(213)
Gain on fair value change of investments	688	597	-	1,285

Income (loss) before income tax expenses	46,951	(12,243)	-	34,708

Income tax expenses	(3,569)	(4,589)	-	(8,158)

Income (loss) before share of loss in equity method investments, net of income taxes	43,382	(16,832)	-	26,550

Share of loss in equity method investments, net of income taxes	-	(6,606)	-	(6,606)

Net income (loss)	43,382	(23,438)	-	19,944

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and all other segments, and interest income and interest expenses generated from the loan between BIGO and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2023
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	650	586	1,236
Research and development expenses	2,827	2,934	5,761
Sales and marketing expenses	96	138	234
General and administrative expenses	758	1,350	2,108

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2023
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	48,190	(45,659)	2,531
Share-based compensation expenses	4,331	5,008	9,339
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890

Non-GAAP operating income (loss)	63,746	(35,986)	27,760

Net income (loss)	43,382	(23,438)	19,944
Share-based compensation expenses	4,331	5,008	9,339
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Gain on fair value change of investments	(688)	(597)	(1,285)
Loss on disposal and deemed disposal of investments	-	213	213
Reconciling items on the share of equity method investments	-	724	724
Interest expenses related to the convertible bonds’ amortization to face value	-	578	578
Income tax effects on non-GAAP adjustments	(1,415)	(896)	(2,311)

Non-GAAP net income (loss)	56,835	(13,743)	43,092

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2022
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	452,425	74,998	-	527,423
Others	24,038	53,480	(32)	77,486

Total net revenues	476,463	128,478	(32)	604,909

Cost of revenues(2)	(296,865)	(95,746)	32	(392,579)

Gross profit	179,598	32,732	-	212,330

Operating expenses(2)
Research and development expenses	(39,927)	(33,699)	-	(73,626)
Sales and marketing expenses	(75,458)	(25,354)	-	(100,812)
General and administrative expenses	(12,394)	(29,492)	-	(41,886)
Goodwill impairment	-	(14,830)	-	(14,830)

Total operating expenses	(127,779)	(103,375)	-	(231,154)

Other income	3,904	749	-	4,653

Operating income (loss)	55,723	(69,894)	-	(14,171)

Interest expenses	(1,311)	(2,884)	1,013	(3,182)
Interest income and investment income	4,400	28,633	(1,013)	32,020
Foreign currency exchange losses, net	(12,250)	(793)	-	(13,043)
Gain on extinguishment of debt and derivative	-	1,087	-	1,087
Gain on disposal and deemed disposal of investments	-	2,365	-	2,365
Gain on fair value change of investments	1,612	10,920	-	12,532

Income (loss) before income tax expenses	48,174	(30,566)	-	17,608

Income tax expenses	(3,523)	(1,032)	-	(4,555)

Income (loss) before share of loss in equity method investments, net of income taxes	44,651	(31,598)	-	13,053

Share of loss in equity method investments, net of income taxes	-	(403,105)	-	(403,105)

Net income (loss)	44,651	(434,703)	-	(390,052)

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and all other segments, and interest income and interest expenses generated from the loan between BIGO and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2022
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	680	560	1,240
Research and development expenses	3,158	3,860	7,018
Sales and marketing expenses	122	184	306
General and administrative expenses	850	1,576	2,426

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2022
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	55,723	(69,894)	(14,171)
Share-based compensation expenses	4,810	6,180	10,990
Amortization of intangible assets from business acquisitions	11,225	4,883	16,108
Impairment of goodwill and investments	-	14,830	14,830

Non-GAAP operating income (loss)	71,758	(44,001)	27,757

Net income (loss)	44,651	(434,703)	(390,052)
Share-based compensation expenses	4,810	6,180	10,990
Amortization of intangible assets from business acquisitions	11,225	4,883	16,108
Impairment of goodwill and investments	-	14,830	14,830
Gain on fair value change of investments	(1,612)	(10,920)	(12,532)
Gain on disposal and deemed disposal of investments	-	(2,365)	(2,365)
Reconciling items on the share of equity method investments	-	406,073	406,073
Gain on extinguishment of debt and derivative	-	(1,087)	(1,087)
Interest expenses related to the convertible bonds’ amortization to face value	-	601	601
Income tax effects on non-GAAP adjustments	(1,415)	1,487	72

Non-GAAP net income (loss)	57,659	(15,021)	42,638

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2022
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	513,154	76,945	-	590,099
Others	21,429	12,283	(31)	33,681

Total net revenues	534,583	89,228	(31)	623,780

Cost of revenues(2)	(350,563)	(72,092)	31	(422,624)

Gross profit	184,020	17,136	-	201,156
Operating expenses(2)
Research and development expenses	(46,606)	(17,492)	-	(64,098)
Sales and marketing expenses	(81,937)	(22,430)	-	(104,367)
General and administrative expenses	(14,634)	(17,461)	-	(32,095)

Total operating expenses	(143,177)	(57,383)	-	(200,560)

Other income	4,351	1,390	-	5,741

Operating income (loss)	45,194	(38,857)	-	6,337

Interest expenses	(788)	(3,069)	788	(3,069)
Interest income and investment income	1,003	18,004	(788)	18,219
Foreign currency exchange losses, net	(2,857)	(507)	-	(3,364)
Gain on extinguishment of debt and derivative	-	2,115	-	2,115
Gain on disposal and deemed disposal of investments	-	1,918	-	1,918
Loss on fair value change of investments	-	(20,132)	-	(20,132)

Income (loss) before income tax expenses	42,552	(40,528)	-	2,024

Income tax benefits (expenses)	2,108	(1,303)	-	805

Income (loss) before share of loss in equity method investments, net of income taxes	44,660	(41,831)	-	2,829

Share of loss in equity method investments, net of income taxes	-	(35,689)	-	(35,689)

Net income (loss)	44,660	(77,520)	-	(32,860)

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and all other segments, and interest income and interest expenses generated from the loan between BIGO and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2022
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	1,386	3,159	4,545
Research and development expenses	4,629	1,781	6,410
Sales and marketing expenses	77	174	251
General and administrative expenses	1,443	1,887	3,330

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2022
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	45,194	(38,857)	6,337
Share-based compensation expenses	7,535	7,001	14,536
Amortization of intangible assets from business acquisitions	11,225	1,184	12,409

Non-GAAP operating income (loss)	63,954	(30,672)	33,282

Net income (loss)	44,660	(77,520)	(32,860)
Share-based compensation expenses	7,535	7,001	14,536
Amortization of intangible assets from business acquisitions	11,225	1,184	12,409
Loss on fair value change of investments	-	20,132	20,132
Gain on disposal and deemed disposal of investments	-	(1,918)	(1,918)
Reconciling items on the share of equity method investments	-	11,143	11,143
Gain on extinguishment of debt and derivative	-	(2,115)	(2,115)
Interest expenses related to the convertible bonds’ amortization to face value	-	629	629
Income tax effects on non-GAAP adjustments	(3,517)	(1,001)	(4,518)

Non-GAAP net income (loss)	59,903	(42,465)	17,438